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                           April 23, 2021

       Sachin Shah
       Chief Executive Officer
       Brookfield Asset Management Reinsurance Partners Ltd.
       c/o Brookfield Bermuda Ltd.
       73 Front Street, 5th Floor
       Hamilton, HM 12, Bermuda

                                                        Re: Brookfield Asset
Management Reinsurance Partners Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed April 1, 2021
                                                            File No. 333-254942

       Dear Mr. Shah:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Unaudited Pro Forma Financial Statements, page 85

   1. You disclose that Brookfield Annuity Holdings ("BAH") is your predecessor company.
                                                        Please explain to us
your reasoning for eliminating BAH accumulated surplus and
                                                        accumulated other
comprehensive income (loss) as part of the pro forma adjustment for the issuance of Class C
shares to Brookfield Asset Management. Refer to specific
                                                        accounting guidance in
your response.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Sachin Shah
Brookfield Asset Management Reinsurance Partners Ltd.
April 23, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Rolf Sundwall at 202-551-3105 or Bonnie Baynes at 202-551-4924 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameSachin Shah                      Sincerely,
Comapany NameBrookfield Asset Management Reinsurance Partners Ltd.
                                                   Division of Corporation
Finance
April 23, 2021 Page 2                              Office of Finance
FirstName LastName